
April 20, 2016

Via E-mail
Robert J. Grammig, Esq.
Holland & Knight LLP
100 North Tampa Street, Suite 4100
Tampa, FL 33602

> **Re: RTI Surgical, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed April 19, 2016**
> **File No. 000-31271**

Dear Mr. Grammig:

We have reviewed your filing and have the following comments.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

    *   that RTI is making significant progress executing its plan to grow revenue, increase profit margins and enhance stockholder value;

    *   that, in expanding your revenues, you expect annual revenues to grow faster than the market with gross margins approaching 60% and operating margins approaching 20% of total revenues. In this respect, disclose whether you have a plan to achieve these results and describe it generally;

    *   your statement that "We have aligned our organization with three key growth areas: 1) focused products that we expect to grow revenues at a 5-year compound annual growth rate approaching 50% and generate margins of approximately 70%; 2) hardware that we expect to grow revenues at a 5-year compound annual growth rate in the mid-teens and generate margins of approximately 70%; and 3) base biologics that we expect to grow revenues at a 5-year compound annual growth rate in the mid-single digits and generate margins of approximately 40%." In this respect, describe generally the products, hardware and base biologics referenced;

- your statement that "We have grown our direct sales, which have higher gross margins than our commercial sales and greater predictability, from 40% of revenues in 2001 to 50% of revenues in 2015, and expect to grow direct sales to 60% of revenues in the long-term." In this respect, describe generally any plans you have for achieving these results; and,

- that your direct sales business is expected to grow in the mid-teens year over years in 2016.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions